NON-MANAGEMENT PROXY CIRCULAR

to be used in connection with the annual and special meeting of the Shareholders (the "Meeting") of

CLIFTON STAR RESOURCES INC.

("Clifton" or the "Corporation")

scheduled to be held on
December 14, 2009

for the solicitation of proxies by and on behalf of
Mineralfields Fund Management Inc.
(the "Soliciting Shareholder")

RECOMMENDATION

·

THE SOLICITING SHAREHOLDER RECOMMENDS THAT YOU:

·

VOTE FOR FIXING THE NUMBER OF DIRECTORS AT FIVE (5)

·

VOTE FOR THE ELECTION OF THE FIVE (5) NOMINEES FOR DIRECTOR NAMED IN THIS CIRCULAR (AND ACCOMPANYING PROXY) AS DIRECTORS OF CLIFTON

·

VOTE FOR THE RE-APPOINTMENT OF THE CURRENT AUDITORS

·

VOTE FOR THE APPROVAL OF THE 2009 STOCK OPTION PLAN OF CLIFTON

·

VOTE FOR THE APPROVAL OF THE INCREASE IN THE AUTHORIZED SHARE CAPITAL OF CLIFTON

This Circular has been prepared by the Soliciting Shareholder and solicits proxies opposed to those of management of Clifton.

Your vote is important and time is short. Please review this Circular. If you support the Soliciting Shareholder, please follow the instructions set forth under "General Proxy Information – Appointment and Revocation of Proxies" in this Circular with respect to depositing a Proxy. YOU MAY SUPPORT THE SOLICITING SHAREHOLDER EVEN IF YOU HAVE PREVIOUSLY DEPOSITED A PROXY IN SUPPORT OF THE CURRENT MANAGEMENT OF CLIFTON OR OTHER FORM OF PROXY.

Your Proxy should be voted in accordance with the voting instructions on the Proxy at any time on or before 9:00 am on Thursday, December 10, 2009, in order to be deposited with the Soliciting Shareholder in time to be used at the Meeting.

IF YOU HAVE ANY QUESTIONS, OR REQUIRE ANY ASSISTANCE IN VOTING YOUR SHARES OR DEPOSITING A PROXY, PLEASE CALL DOUGLAS M. STUVE AT 403-234-3337 OR LYNDSAY SCHOOLEY AT ANFIELD SUJIR KENNEDY & DURNO, BRITISH COLUMBIA LEGAL COUNSEL TO THE SOLICITING SHAREHOLDER, AT 604-669-1322.

December 9, 2009

NON-MANAGEMENT PROXY CIRCULAR

October 20, 2009
SOLICITATION OF PROXIES

This proxy circular (this "Circular") and the accompanying form of proxy (the "Proxy") are being furnished to you by and on behalf of Mineralfields Fund Management Inc. (the "Soliciting Shareholder") in connection with the solicitation of proxies to be used at the annual and special meeting of the Shareholders (the "Meeting") of Clifton Star Resources Ltd. ("Clifton" or the "Corporation") scheduled to be held at 10:00 a.m. (Pacific time) on Monday, December 14, 2009, at 7th Floor, 595 Burrard Street, Vancouver, B.C., and at any and all adjournments and postponements thereof. Mineralfields Fund Management Inc. is a private company owned and controlled by Joe Dueck Management Consultant Inc., which is the manager of several general partners and limited partnerships that are the principal shareholders of the Corporation.

The Soliciting Shareholder is soliciting proxies in support of the following matters:

1.

Voting FOR fixing the number of directors at five (5);

2.

Voting FOR the election of the five (5) nominees for director named in this Circular and accompanying Proxy as directors of Clifton;

3.

Voting FOR the re-appointment of the current auditors;

4.

Voting FOR the approval of the 2009 stock option plan of Clifton; and

5.

Voting FOR the approval of the increase in the authorized share capital of Clifton.

Your vote is very important to the future of your investment in Clifton. If, after reading this Circular, you agree that the proposed changes are desirable, please sign, date and return the enclosed form of Proxy. You may do this even if you have previously deposited a management proxy or other form of proxy. The later-dated proxy automatically revokes the earlier one. Please see "General Proxy Information - Appointment and Revocation of Proxies" for instructions.

If you are a registered shareholder, you may also revoke your management proxy by personally attending the Meeting and indicating your wish to vote in person.

The information concerning Clifton contained in this Circular has been taken from or is based upon publicly available documents or records on file with Canadian securities regulatory authorities and other public sources. Although the Soliciting Shareholder has no knowledge that would indicate that any statements contained herein taken from or based upon such documents and records or other public sources are untrue or incomplete, the Soliciting Shareholder does not assume any responsibility for the accuracy or completeness of the information taken from or based upon such documents, records and public sources, or for any failure by Clifton to publicly disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Soliciting Shareholder.

This solicitation of proxies is made by and on behalf of the Soliciting Shareholder. This solicitation of proxies is NOT made by or on behalf of the management of Clifton. Please see "General Proxy Information" for details on the manner of solicitation, the procedure for the appointment and revocation of proxies, and the voting of shares and proxies and exercise of discretion by proxyholders.

REASONS FOR SOLICITATION

The Soliciting Shareholder believes that the new directors proposed below compliment the existing directors of Clifton and collectively bring extensive experience with the operation and management of public mining and exploration companies. If, after reading this Circular, you agree that the proposed changes are desirable, please sign, date and return the enclosed Proxy. You may do this even if you have previously deposited a management proxy or other form of proxy. The later-dated proxy automatically revokes the earlier one. Please see "General Proxy Information - Appointment and Revocation of Proxies" for instructions.

MATTERS TO BE ACTED UPON

A.

Fixing the Number of Directors

Based on the management information circular of Clifton (the "Management Circular") dated as at November 2, 2009, the Soliciting Shareholder understands that the shareholders of Clifton will be asked at the Meeting to consider an ordinary resolution to fix the number of directors of Clifton for the ensuing year at five (5). At the Meeting, the Soliciting Shareholder intends to support the resolution.

The Soliciting Shareholder recommends that the shareholders vote, and the persons named as proxyholder in the accompanying Proxy intend to vote, FOR the resolution to set the number of directors for Clifton for the ensuing year at five (5).

B.

Election of Directors: the New Slate

The Soliciting Shareholder will nominate the five (5) individuals (collectively, the "New Slate") listed in the table below for election as directors of Clifton for the ensuing year. In accordance with Clifton's Articles of Incorporation, each elected director of Clifton will hold office until the next annual general meeting of the shareholders of Clifton or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (British Columbia) and the constating documents of Clifton.

The Soliciting Shareholder recommends that the shareholders vote FOR, and the persons named as proxyholder in the accompanying Proxy intend to vote FOR, each resolution to elect or appoint a member of the New Slate as a director of Clifton for the ensuing year.

If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

Information Regarding Members of the New Slate
The information provided below is given as at December 8, 2009.

Name, Province/State and Country of principal residence and positions held with the Corporation	Present principal occupation or employment, and, if not an elected Director, principal occupation or employment during the last five years (1)	Dates serving as a Director (mm/dd/yy)	No. of Share beneficially owned or controlled or directed (2)
Harry Miller (3) (4) Washington, U.S.A. President, CEO and a Director	Self employed businessman	Since October 11, 2007 (4)	845,200 (4)
Fred Archibald (4) Ontario, Canada	Self employed professional geologist	Since August 21, 2007 (4)	Nil (4)
Douglas M. Stuve (1)	Partner with the law firm Burstall Winger LLP of Calgary, Alberta	Proposed	Nil (1)
Walter Henry (1) Maple, Ontario, Canada	Vice President, Finance and Chief Financial Officer of Royal Nickel Corp.	Proposed	Nil (1)
Michael D. D’ Amico (1) Ontario, Canada	Investor Relations Consultant	Proposed	Nil (1)

Notes:

(1)

Information as to the place of residence; principal occupation or employment; and number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the respective nominees.

(2)

Includes shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular.

(3)

Denotes a current member of the Audit Committee.

(4)

Information as to the place of residence; principal occupation or employment; and number of shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised is based on the information provided in the Management Circular.

Further background information on the three proposed new directors comprising the New Slate is as follows:

Walter Henry

Walter Henry, a Chartered Financial Analyst, is currently Vice-President, Finance and Chief Financial Officer of Royal Nickel Corp. Mr. Henry has previously held the positions of Chief Financial Officer for Juno Special Situations Corp., Alturas Minerals Corp. and Tiberon Minerals Ltd., as well as manager at CIBC World Markets and Assistant Vice-President, Mining and Infrastructure, within the Financial Advisory Services Group of Price Waterhouse Coopers Securities Inc. He is also currently a Director of Merrex Gold Inc., Alturas Minerals Corp., and Consolidated Westview Resource Corp., all TSX Venture listed companies.

Mr. Henry has extensive experience in the areas of International Project Financing, Capital Markets Financing, Commercial Bank Financing, Financial Reporting, Controls and Taxation Matters, Treasury and Financial Risk Management and Public Corporation Investor Relations.

Mr. Henry is currently enrolled in the Directors Education Program jointly developed by the Institute of Corporate Directors and the Rotman School of Management, University of Toronto. Mr. Henry is also currently an associate member of AIMR/Toronto Society of Financial Analysts, as well as an associate of the Institute of Canadian Bankers.

Douglas M. Stuve

Mr. Stuve is a partner with the law firm Burstall Winger LLP of Calgary, Alberta and has been with Burstall Winger LLP since July 1993. Mr. Stuve’s principal area of practice is corporate finance and securities law, as well as general corporate commercial law. Mr. Stuve holds a Bachelor of Arts degree (with distinction) from the University of Alberta and a Bachelor of Laws degree (LL.B) from Queen’s University, Kingston, Ontario.

Mr. Stuve served as a member of the advisory committee in Calgary, Alberta to the Canadian Venture Exchange Inc. (the predecessor to TSX Venture) to assist in formulating policy prior to and after its formation in November 1999.

Mr. Stuve has served as a Director and officer of several public companies and is currently a Director of several public companies, including Deepwell Energy Services Ltd., the operating subsidiary of Deepwell Energy ServicesTrust, a public oil and gas services trust listed on TSX. Mr. Stuve is a past director of several public companies, including Tesoro Energy Corp., a public oil and gas company listed on TSX, and Pelorus Energy Corp. (now Red Star Oil & Gas Ltd.) and Regal Energy Ltd., two public oil and gas companies listed on TSX Venture. Mr. Stuve is also a past Director of Patfind Inc., the first capital pool company offering completed on TSX Venture (that changed its name to Engineering.com Incorporated), and Canadian Public Venture Capital I Inc., two capital pool companies that completed their Qualifying Transactions. Mr. Stuve was also a Director of Sabrich Capital Corporation, a CPC listed on TSX Venture that completed its Qualifying Transaction. He is also currently a Director of Amalifi Capital Corporation, a CPC listed on TSX Venture that has announced its Qualifying Transaction.

Michael D'Amico

Michael D'Amico provides investor relations services to various public companies, predominantly in the mining sector through a private company, Bay Street Connect.

Prior to joining Bay Street Connect in 2006, Mr. D'Amico was the Chief Financial Officer of Natural Data Inc., a private technology company, from 2005 to 2006. From 2004 to 2005, Mr. D'Amico was the Chief Financial Officer and Chief Operating Officer of Mottro Canada Ltd., GMM Limited and Small Town Toys Ltd., three private companies that manufactured toys and were based in Ontario. Prior to 2004, he was Chief Financial Officer of InSystems Technologies , a private software company, and Perle Systems Ltd. a software company listed on NASDAQ and the Toronto Stock Exchange. Mr. D'Amico started his career as an audit and computer audit partner with KPMG LLP and its predecessor firms from 1975 to 1994.

Michael D'Amico holds a Chartered Accountant designation and has a Bachelor of Commerce degree from McMaster University in Hamilton, Ontario.

Cease Trade Orders, Corporate and Personal Bankruptcies

For purposes of the disclosure in this section, an "order" means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and which, for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to the directors or executive officers of the relevant company that was in effect for a period of more than 30 consecutive days.

Based on the information provided in the Management Circular, and information provided by Messrs. Stuve, D'Amico and Henry, none of the members of the New Slate (herein, a "proposed director"), including any personal holding company of a proposed director:

(a)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Clifton) that:

(i)

was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(ii)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(b)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including Clifton) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

 (c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties and Sanctions

Based on the information provided in the Management Circular, and information provided by Messrs. Stuve, D'Amico and Henry, none of the proposed directors, including any personal holding company of a proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

C.

Re-Appointment of Auditor

Based on the Management Circular, the Soliciting Shareholder understands that the shareholders of Clifton will be asked at the Meeting to consider an ordinary resolution to re-appoint Davidson & Company LLP, Chartered Accountants of Vancouver, BC, as auditors for the ensuing year and to authorize the directors to fix their remuneration.

The Soliciting Shareholder recommends that the shareholders vote FOR, and the persons named as proxyholder in the accompanying Proxy intend to vote FOR, a resolution to re-appoint Davidson & Company LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the directors to fix their remuneration.

D.

Approval of 2009 Stock Option Plan

Based on the Management Circular, the Soliciting Shareholder understands that the shareholders of Clifton will be asked at the Meeting to approve a revised incentive stock option plan of Clifton (the "2009 Plan") as set out in the Management Circular.

The Soliciting Shareholder recommends that the shareholders vote FOR, and the persons named as proxyholder in the accompanying Proxy intend to vote FOR, a resolution to approve the 2009 Plan as set out in the Management Circular.

E.

Increase in Authorized Capital of the Corporation

Based on the Management Circular, the Soliciting Shareholder understands that the shareholders of Clifton will be asked at the Meeting to approve an increase in the authorized capital of the Corporation from 100,000,000 common shares to an unlimited number of common shares.

The Soliciting Shareholder recommends that the shareholders vote FOR, and the persons named as proxyholder in the accompanying Proxy intend to vote FOR, a resolution to approve the increase in the authorized capital of the Corporation from 100,000,000 common shares to an unlimited number of common shares, as set out in the Management Circular.

F.

Other Matters to be Acted Upon

As at the date of this Circular, the Soliciting Shareholder knows of no other matters to be presented for action at the Meeting. If, however, any other matters properly come before the Meeting, the persons named as proxyholder in the Proxy solicited hereby will vote on such matters in accordance with his or her best judgment on the matter.

GENERAL PROXY INFORMATION

Notice to United States Shareholders

This solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and this Circular has been prepared in accordance with disclosure requirements applicable in Canada. Shareholders of Clifton in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act of 1933, as amended, and proxy statements under the U.S. Exchange Act.

Manner of Solicitation

Proxies may be solicited by mail, fax/telecopier or other electronic means, and in person. The cost incurred in the preparation and mailing of this Circular and the solicitation will be borne directly by the Soliciting Shareholder. If any solicitations are made by the Soliciting Shareholder, they will only be made by or on behalf of the Soliciting Shareholder, who will receive no additional compensation for such solicitation.

The Soliciting Shareholder has requested or will request that certain banks, brokerage houses and other custodians, nominees and fiduciaries forward all of the solicitation materials sent by the Soliciting Shareholder to them on to the beneficial owners of the shares which they hold as registered owner. The Soliciting Shareholder will reimburse them for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers. Proxies may also be solicited personally or by telephone by the Soliciting Shareholder. In the event that the Soliciting Shareholder is successful, they will seek reimbursement from Clifton for their reasonable costs incurred in connection with this solicitation.

No person is authorized to give information or to make any representations other than those contained in this Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

Appointment and Revocation of Proxies

The person named as proxyholder in the enclosed form of proxy is Douglas M. Stuve. You should carefully complete and sign your proxy in accordance with the instructions on the form of proxy in order to ensure that your proxy can be used at the Meeting.

YOU MAY REVOKE A PROXY ALREADY GIVEN PURSUANT TO THE MANAGEMENT OF CLIFTON'S SOLICITATION OF PROXIES BY COMPLETING, SIGNING AND DELIVERING THE ENCLOSED FORM OF PROXY. The accompanying form of proxy revokes any and all prior proxies given by you in connection with the Meeting.

Your Proxy should be voted in accordance with the voting instructions on the Proxy at any time on or before 9:00 am, on Thursday, December 10, 2009, in order to be deposited with the Soliciting Shareholder in time to be used at the Meeting, or may be delivered to the Chair of the Meeting prior to the commencement of the Meeting, as advised in the Management Circular.

If you have already given a proxy, you have the right to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by that proxy and may do so: (1) Computershare Investor Services Inc. by telecopier to 1-866-249-7775, or by hand or by mail to Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used; (2) by depositing an instrument in writing revoking the proxy and properly executed by you or by your attorney authorized in writing, or, if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation at the registered office of Clifton, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (3) in any other manner permitted by law.

Voting of Shares and Proxies and Exercise of Discretion

Voting at a meeting of shareholders shall be by a show of hands except when a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting.

Voting by Show of Hands

On a show of hands, every individual who is present as a shareholder, or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote.

Voting by Ballot

Voting at the Meeting will be by a ballot only if:

(a)

a shareholder or proxyholder demands a ballot either before or on the declaration of the result of any vote by a show of hands; or

(b)

directed by the Chairperson.

On a ballot, every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his or its name on the list of shareholders, which will be available for inspection during normal business hours at Computershare Investor Services Inc., 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, and at the Meeting.

Voting of Proxies and Exercise of Discretion by Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying Proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for. If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the proxyholder named in the accompanying Proxy. It is intended that the proxyholders named in the accompanying Proxy will in such circumstances vote the shares represented by the proxy in the manner indicated in this Circular.

The accompanying Proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in this Circular and with respect to any other matters which may properly come before the Meeting. As of the date of this Circular, the Soliciting Shareholder is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in this Circular. If, however, other matters that are not now known to the Soliciting Shareholder properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

Advice to Beneficial Shareholders

THE INFORMATION IN THIS SECTION IS IMPORTANT TO MANY SHAREHOLDERS AS A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD THEIR SHARES IN THEIR OWN NAME.

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name ("Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds their shares as registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to Beneficial Shareholders may be identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in such Beneficial Shareholder's name in the securities register of Clifton. Such shares will more likely be registered in the name of the broker or agent of that broker. In Canada, the vast majority of such shares are registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Such shares can only be voted by brokers, agents or nominees, and can only be voted by them upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The Soliciting Shareholder does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.

The purpose of the form of proxy supplied to a Beneficial Shareholder is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In order for a Beneficial Shareholder to vote in favour of the New Slate of directors using the enclosed Proxy they should deposit their completed proxy providing voting instructions, together with the name, address and telephone number of intermediary/broker holding the Beneficial Shareholders common shares in the capital of Clifton (the "Named Intermediary") with Soliciting Shareholder via telecopier at 403-265-8565, or by hand or by mail to Suite 1600, 333 - 7th Avenue S.W., Calgary, Alberta T2P 2Z1 on or before 9:00 am, on Thursday, December 10, 2009. Voting instructions received by the Soliciting Shareholder from Beneficial Shareholders on or before 9:00 am, on Thursday, December 10, 2009 will be forwarded to the Named Intermediary to be voted by the Named Intermediary in accordance with applicable securities laws. A Beneficial Shareholder cannot use the enclosed Proxy to vote shares directly at the Meeting.

This Circular and accompanying Proxy are being sent to both registered and non-registered owners of the shares of Clifton. If you are a non-registered owner and the Soliciting Shareholder has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained from the intermediary holding on your behalf.

By choosing to send this Circular to you directly, the Soliciting Shareholder (and not the intermediary holding on your behalf) has assumed responsibility for: (i) delivering this Circular to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified above.

All references to shareholders in this Circular and the accompanying Proxy are to registered shareholders unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Record Date

Based on the Management Circular, the close of business on November 2, 2009 has been set as the record date (the "Record Date") for the Meeting. Only common shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of common shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholders transfer shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established ownership of such shares, requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee will be entitled to vote such shares at the Meeting. See also "General Proxy Information – Advice to Beneficial Shareholders".

Authorized and Issued Voting Shares

Based on the Management Circular, Clifton is authorized to issue up to 100,000,000 common shares without par value, of which, as at the record date, there were issued and outstanding 24,316,836 fully paid and non-assessable common shares without par value, each carrying the right to one vote. Clifton has no other classes of voting securities.

Principal Holders of Voting Shares

Based on the Management Circular, and to the knowledge of the Soliciting Shareholder, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of Clifton.

ADDITIONAL INFORMATION

Executive Compensation

Please refer to the Management Circular, a copy of which is available under the SEDAR profile of Clifton at www.sedar.com.

Securities Authorized for Issuance under Equity Compensation Plans

Please refer to the Management Circular, a copy of which is available under the SEDAR profile of Clifton at www.sedar.com.

Indebtedness to the Corporation

As at the date hereof and at any time since the beginning of the most recently completed financial year of the Corporation, none of the Soliciting Shareholder, members of the New Slate, or their respective associates: (i) is or was indebted to the Clifton or a subsidiary thereof; or (ii) is or was a person whose indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Clifton or a subsidiary thereof.

Material Interest in Material Transactions

Other than as disclosed in this Circular or the Management Circular, none of the Soliciting Shareholder, members of the New Slate, or their respective associates and affiliates, has any material interest, direct or indirect, (i) in any transaction since the commencement of the most recently completed financial year of Corporation, or (ii) in any proposed transaction, which in either case has materially affected or would materially affect Clifton or any subsidiary thereof.

Interest in Matters to be Acted Upon

Other than as disclosed in this Circular or the Management Circular, none of the Soliciting Shareholder, members of the New Slate, or their respective associates and affiliates, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting, other than the election of directors.

Additional Information Concerning Meeting

Additional information relating to Clifton and the Meeting is set forth in the Management Circular, which is available on SEDAR at www.sedar.com. Copies of Clifton's financial statements and Management Discussion and Analysis for its most recently completed financial year is also available on SEDAR at www.sedar.com.

APPROVAL OF CIRCULAR

Information contained herein, unless otherwise indicated, is given as of the date hereof. The contents and sending of this Circular has been approved by the Soliciting Shareholder.

December 9, 2009

MINERALFIELDS FUND MANAGEMENT INC.

Per:

"Imtiaz Hashmani"

Authorized Signatory

Vote your Proxy for Experienced, Dedicated Directors for Clifton

YOUR VOTE IS VERY IMPORTANT
NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN

PLEASE VOTE TODAY

TIME IS SHORT.
PLEASE VOTE YOUR PROXY IMMEDIATELY FOLLOWING THE ENCLOSED PROXY VOTING
INSTRUCTIONS.

If you have any questions or need assistance in voting your shares, call:

Douglas M. Stuve at 403-234-3337
or
Lyndsay Schooley at Anfield Sujir Kennedy & Durno, British Columbia legal counsel to the Soliciting
Shareholder at 604-669-1322.